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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December, 2002

CAMTEK LTD.
(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934. Yes ☐ No ☒

        Attached hereto as Exhibit 99.1 and incorporated by reference herein is the Registrant's Press Release announcing the Registrant's receipt of a NASDAQ Staff Determination dated December 27, 2002 notifying the Company of NASDAQ's intent to delist the Company from The Nasdaq National Market for failure of maintaining compliance with the market value of publicly held shares requirement for continued listing set forth in Marketplace Rule 4450(a)(2).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant)
By:	/s/ RAFI AMIT Rafi Amit, Chief Executive Officer

Dated: December 30, 2002

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SIGNATURE